C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

03 FEB 19 AM 7:21

03007454

February 3, 2003

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated January 13, 2003;
2. Material Change Report dated January 13, 2003;
3. News release dated February 3, 2003; and
4. Material Change Report dated February 3, 2003;

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

Encl.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

3/19

82-1756

03 FEB 19 AM 7:21

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

JANUARY 13, 2003
NEWS RELEASE 00-01
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company is pleased to announce that it has entered into a brokered private placement of up to 3.33 million units, each unit consisting of one common share and one share purchase warrant, at a price of US$0.30 per unit, for gross proceeds of up to US$1,000,000. Each share purchase warrant will entitle the holder to purchase an additional common share of the Company for a term of two years, at a price of US$0.40 in the first year and at a price of US$0.50 in the subsequent year.

Brawley Cathers Limited will act as the Company's exclusive agent to offer the units on a best efforts basis, and will receive an 8% cash commission. In addition, the Company will issue broker options equal to 10% of units sold pursuant to the offering. Each broker option entitles Brawley Cathers Limited to purchase a unit at the issue price for a period of two years.

All funds, to be used for the exploration and development of properties in China, are to be held by a trustee, and will be released to C Squared upon successful execution of the Sino Joint Venture Contract between Henan Qin Ling Gold Mine and Terrawest Management Inc. and upon receipt of all necessary regulatory approvals required for the Company's acquisition of Terrawest.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

82-1756.

03 FEB 19 AM 7:21

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

C Squared Developments Inc. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 913-0613

2. **Date of Material Change**

January 13, 2003

3. **Press Release**

A news release was issued on January 13, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has entered into a brokered private placement of up to 3.33 million units, each unit consisting of one common share and one share purchase warrant, at a price of US$0.30 per unit, for gross proceeds of up to US$1,000,000.

5. **Full Description of Material Change(s)**

See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 13th day of January, 2003.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

82-1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

FEBRUARY 3, 2003
NEWS RELEASE 00-02
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company announces that it has amended the terms of a private placement announced on January 13, 2003.

The revised offering will consist of a brokered private placement and a non-brokered private placement of an aggregate of up to four million Special Warrants at an issue price of US $0.25 per Special Warrant for gross proceeds of up to US $1,000,000. Under the brokered private placement Brawley Cathers Limited (the "Agent") will act as the Company's agent to offer up to two million Special Warrants on a best efforts basis.

Each Special Warrant will be exercisable into one unit consisting of one common share and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of two years, at a price of US $0.35 during the first year and at US $0.45 during the second year.

In connection with the brokered private placement, the Agent will receive, among other things, an 8% cash commission, a broker option entitling the Agent to acquire that number of units equal to 10% of the number of Special Warrants sold at the offering price and as a corporate finance fee an option entitling the Agent to acquire that number of units equal to 10% of the number of Special Warrants sold at the offering price.

The non-brokered private placement consists of up to two million Special Warrants having the same terms and conditions as the Special Warrants issued under the brokered private placement. A finder's fee may be payable under the non-brokered private placement.

All private placement proceeds, which will be used for the exploration and development of the Company's mineral projects in China, will be held in trust pending execution of a joint venture contract between Henan Qin Ling Gold Mine and Terrawest Management Inc.

The private placement is subject to regulatory approval.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. Reporting Issuer

C Squared Developments Inc. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 913-0613

2. Date of Material Change

February 3, 2003

3. Press Release

A news release was issued on February 3, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. Summary of Material Change(s)

The Company has amended the terms of a private placement announced on January 13, 2003.

The revised offering will consist of a brokered private placement and a non-brokered private placement of an aggregate of up to four million Special Warrants at an issue price of US $0.25 per Special Warrant for gross proceeds of up to US $1,000,000.

5. Full Description of Material Change(s)

See attached news release.

6. Reliance on Section 85(2) of the Act (British Columbia)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

Jonathan George
Telephone: (604) 913-0613

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 3rd day of February, 2003.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

FEBRUARY 3, 2003
NEWS RELEASE 00-02
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company announces that it has amended the terms of a private placement announced on January 13, 2003.

The revised offering will consist of a brokered private placement and a non-brokered private placement of an aggregate of up to four million Special Warrants at an issue price of US $0.25 per Special Warrant for gross proceeds of up to US $1,000,000. Under the brokered private placement Brawley Cathers Limited (the "Agent") will act as the Company's agent to offer up to two million Special Warrants on a best efforts basis.

Each Special Warrant will be exercisable into one unit consisting of one common share and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of two years, at a price of US $0.35 during the first year and at US $0.45 during the second year.

In connection with the brokered private placement, the Agent will receive, among other things, an 8% cash commission, a broker option entitling the Agent to acquire that number of units equal to 10% of the number of Special Warrants sold at the offering price and as a corporate finance fee an option entitling the Agent to acquire that number of units equal to 10% of the number of Special Warrants sold at the offering price.

The non-brokered private placement consists of up to two million Special Warrants having the same terms and conditions as the Special Warrants issued under the brokered private placement. A finder's fee may be payable under the non-brokered private placement.

All private placement proceeds, which will be used for the exploration and development of the Company's mineral projects in China, will be held in trust pending execution of a joint venture contract between Henan Qin Ling Gold Mine and Terrawest Management Inc.

The private placement is subject to regulatory approval.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President